UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 347th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 15, 2019

1. DATE, TIME AND PLACE: February 15, 2019, at 9 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções neighborhood, City of São Paulo, State of São Paulo.

2. CALL AND ATTENDANCE: The call was issued in accordance to the Bylaws. The meeting was attended by the members of the Board of Directors of the Company who signed this minute, representing the required quorum in accordance with the Bylaws. The Board Member Mr. Francisco Javier de Paz Mancho participated through video conference from Madrid, Spain. Also present were the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as Secretary of the Meeting; and the presenters individually named in each of the themes below, whose participation was restricted to the time of appreciation of the respective themes.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira, Secretary of the Meeting.

4. AGENDA AND RESOLUTIONS: After the exam and debate of the matters included in the Agenda, the members of the Board of Directors deliberated unanimously as described below:

4.1. TO APPROVE THE FINANCIAL STATEMENTS, ACCOMPANIED BY THE INDEPENDENT AUDITORS OPINION AND THE MANAGEMENT’S ANNUAL REPORT, RELATED TO THE FISCAL YEAR ENDED DECEMBER 31, 2018 (“2018 FINANCIAL STATEMENTS”), AS WELL AS THE PROPOSAL FOR CAPITAL BUDGET FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019 (“PROPOSAL FOR CAPITAL BUDGET”) AND THE PROPOSAL FOR INCOME ALLOCATION RELATED TO THE FISCAL YEAR ENDED DECEMBER 31, 2018 (“PROPOSAL FOR INCOME ALLOCATION”): Mr. David Melcon Sanchez-Friera, Chief Financial and Investor Relations Officer, together with the Director of Accounting, Mr. João Orlando Carneiro and the Director of Investor Relations, Mr. Luis Carlos da Costa Plaster, presented: (i) the 2018 Financial Statements; (ii) the Proposal for Capital Budget; and (iii) the Proposal for Income Allocation. The presentations were attended by the Fiscal Board Members – Messrs. Flávio Stamm, Cremênio Medola Netto and Charles Edwards Allen, who, having previously analyzed the documents, opined in favor of the 2018 Financial Statements, the Proposal for Capital Budget and the Proposal for Income Allocation and the submission of these documents to the Shareholders’ Meeting. In addition, the representative of PriceWaterhouseCoopers Auditores Independentes, Mr. Sergio Zamora, stated that there were no reservations with respect to the 2018 Financial Statements, declaring that the Independent Auditors' Report was issued on this date without reservations. The independent auditors also declared their independence from the Company. On this occasion, the Board of Directors formally positioned itself regarding the independence declaration presented by the independent auditors, informing that they were not aware of anything that might affect the said declaration of independence. In addition, the Board Members were informed that the documents in question had been previously analyzed and approved by the Audit and Control Committee and by the Fiscal Board. Following the appreciation and discussion among those present, the Board of Directors, considering the favorable opinion of the Fiscal Board and the favorable recommendation from the Audit and Control Committee, unanimously approved the 2018 Financial Statements, the Proposal for Capital Budget and the Proposal for Income Allocation, issuing a favorable opinion, without reservations, which is filed at the Company's headquarters as an annex to these minutes, and has decided to submit said documents for the approval of the Ordinary and Extraordinary Shareholders’ Meeting to be convened by the Chairman of the Board.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 347th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 15, 2019

4.2. APPROVING THE CALL NOTICE FOR THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING: The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, presented a proposal for a Call Notice for the Company's Ordinary and Extraordinary Shareholders’ Meeting, to be held on April 11, 2019. The Collegiate approved the convening of said Meeting, and the Chairman of the Board was authorized to adopt the necessary measures to convene and carry out the act, subject to legal and statutory provisions.

5. CLOSING: Since there was no other business to be treated, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, February 15, 2019. (aa) Board of Directors: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Antonio Carlos Valente da Silva; Antonio Gonçalves de Oliveira; Christian Mauad Gebara; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Luis Miguel Gilpérez López; Luiz Fernando Furlan; Narcís Serra Serra; Roberto Oliveira de Lima; Sonia Julia Sulzbeck Villalobos. Fiscal Board: Flávio Stamm, Cremênio Medola Netto and Charles Edwards Allen. Independent Auditor: Sergio Eduardo Zamora; Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 347th meeting of the Board of Directors of Telefônica Brasil S.A., held on February 15, 2019, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

ANNEX

OPINION OF THE BOARD OF DIRECTORS

The members of the Board of Directors of Telefônica Brasil S.A. ("Company" or “Telefônica Brasil”), in the exercise of their duties and legal responsibilities, as provided for in the Brazilian Corporate Law and in the Company's Bylaws, examined and analyzed the Company's Financial Statements, together with the Independent Auditors' Report and the Annual Management Report for the fiscal year ended December 31, 2018 ("Annual Financial Statements for 2018"), as well as the Proposal for Capital Budget for the fiscal year of 2019, including the Report on the Execution of the Budget for 2018, and the Proposal for Income Allocation for the year 2018 and, taking into account the information provided by the Company's Board of Executive Officers, by PricewaterhouseCoopers Auditores Independentes and the favorable opinion of the Fiscal Board members and members of the Audit and Control Committee, they are unanimously in favor of such documents, as they adequately reflect the Company's equity and financial positions in all material respects, and determine the forwarding of such documents for approval by the Company's Ordinary and Extraordinary Shareholders' Meeting, pursuant to the Brazilian Corporate Law.

São Paulo, February 15, 2019.

Eduardo Navarro de Carvalho

Chairman of the Board of Directors

Julio Esteban Linares Lopez

Member of the Board of Directors

Antonio Gonçalves de Oliveira

Member of the Board of Directors

Antonio Carlos Valente da Silva

Member of the Board of Directors

José María Del Rey Osorio

Member of the Board of Directors

Luis Miguel Gilpérez Lopez

Member of the Board of Directors

Luiz Fernando Furlan

Member of the Board of Directors

Francisco Javier de Paz Mancho

Member of the Board of Directors

Christian Mauad Gebara

Member of the Board of Directors

Sonia Julia Sulzbeck Villalobos

Member of the Board of Directors

Roberto Oliveira de Lima

Member of the Board of Directors

Narcís Serra Serra

Member of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 19, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director